July 24, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mark P. Shuman

Re:           Vanity Events Holding, Inc. (f/k/a Map V Acquisitions, Inc.)
(the “Company”)
Registration Statement on Form S-1 (“Form S-1”)
Filed June 11, 2008
File No. 333-151585

Dear Mr. Shuman:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated July 8, 2008, addressed to Mr. Steven Moskowitz, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 1 to Form S-1 (the “Amended Registration Statement”), filed on July [  ], 2008, have been referenced.

Registration Statement on Form S-1

General

1.
It appears that the securities you seek to register are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, but you have not provided the applicable text on the facing sheet or checked the corresponding box. Refer to Form S-1 and amend your filing accordingly.

Response:

The securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. Accordingly, we have provided the applicable text on the facing sheet.

2.
We are in receipt of your Preliminary Information Statement on Schedule 14C, filed June 17, 2008, and note that the Staff issued you a comment letter dated June 25, 2008 with respect thereto. Comments with respect to the Schedule 14C must be resolved prior to the desired effective date.

Response:

Per the Staff’s latest comment letter in connection with the Schedule 14C, the Company is preparing a proxy statement to address the Staff’s concerns.

3.
You state that you changed your name to Vanity Events Holding, Inc. and we note that you refer to yourself as Vanity Events Holding, Inc. throughout your filing. It appears that you should provide a Form ID in electronic format via the Commission’s EDGAR Filer Management website. See Regulation S-T (17 CFR Part 232) and the EDGAR Filer Manual for instructions on how to file electronically, including how to use the access codes.

Response:

The Company has spoken with its EDGAR-filer, and a notification of the Company’s name change has been made with the SEC. We attach hereto the submission notification of the name change notification. If any further action is required on the part of the Company with respect to its name change, please advise.

Risk Factors, page 7

We will need significant additional capital which we may be unable to obtain. Page 7

4.
You indicate that you cannot assure that your business will generate sufficient cash flow from operations or that future borrowings will be available to you in an amount sufficient to enable you to continue your operations, and there can be no assurance that financing will be available in amounts or on terms acceptable to you, if at all. Your discussion of this risk factor should disclose the rate at which you currently use capital resources in your operations and should state the amount of funds you estimate will be required to finance planned operations for a minimum of 12 months from the effective date.

Response:

The Company has revised the risk factor on page 7 to indicate its use of capital resources in its operations (per month), and the estimated funds that will be required to finance its planned operations for at least 12 months from the effective date of the Amended Registration Statement.

Our independent auditors have expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing. page 7

5.
The subheading fails to identify the risk to investors that is a consequence of your receipt of the going concern opinion. In this regard we note that the accountants identify in their report that the amounts recorded in the financial statements may require adjustments if the assumption that the entity is a going concern proves untrue. Please revise the subheading accordingly.

Response:

The Company has revised this risk factor per your request.

Selling Shareholders, page 13

6.
For all selling shareholders that are legal entities please identify, in footnotes to the table or in another appropriate manner, the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale.

Response:

The Company has revised this table to include footnotes next to those selling shareholders who are legal entities, in order to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale.

7.
Please clarify why you have listed each of Ahava Investments, Bagtown Portfolio Inc. and Friedrich Active Asset Management twice in your selling shareholder table. Ensure that the information provided regarding each selling shareholder is comprehensive in addressing all shares offered by that entity and in describing that entities ownership.

Response:

The above listed entities were erroneously listed twice on the selling shareholder table. The Company has revised the table to remove any duplicity and has ensured the information provided regarding each selling shareholder is comprehensive in addressing all shares offered by that entity and in describing that entities ownership.

8.
Item 507 of Regulation S-K requires disclosure of any material relationship or transaction with the selling shareholders within the past three years. Specifically, please explain the circumstances under which the selling shareholders acquired the shares which are the subject of the registration statement, and summarize any agreements you have that obligate you to register their shares for resale. You should be able to provide this information in a concise manner in footnotes or by presenting shareholders who acquired their shares in specific transactions under sub-headings within the table.

Response:

The Company has revised the introductory paragraph to the selling shareholders section by indicating that, except as may be otherwise noted in the footnotes to the table, the selling shareholders acquired their shares by purchase in a single private placement exempt from registration under section 4(2) of the Securities Act of 1933. The Company has also indicated that it is under no obligation to register such shares. As indicated in the footnotes, the shares issued to Sichenzia Ross et al. were issued in consideration of legal services rendered to the Company, and the shares issued to Mr. Barry Kolevzon were issued in consideration of services rendered to the Company.

9.
Identify each selling shareholder that is a registered broker-dealer and, for selling shareholders that are broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

Response:

The Company respectfully directs the Commission to the introductory paragraph in the selling shareholder section, to wit, “no selling shareholders are broker-dealers or affiliates of broker-dealers.”

10.
For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

The Company kindly directs the Commission’s attention to the response to Comment 9 above.

Management’s Discussion and Analysis and Plan of Operation. page 20

11.
Revise your filing to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. Discuss your short-term liquidity needs and short-term capital resources and also describe your capital needs and plans to address those requirements for a minimum period of 12 months. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please disclose, in dollar terms, the extent to which you are currently using funds in your operations on a monthly basis. Indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and explain the reasons for any expected variances.

Response:

The Company has revised the filing per your comment.

12.
Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. See Item 303(a)(1) of Regulation S-K

Response:

The Company has revised the filing per your comment.

13.
Please describe all of your material commitments for capital expenditures, including the general purpose of such commitments, and your anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2)(J) of Regulation S-K. In addition, describe any known material trends, favorable or unfavorable in your capital resources. Indicate any expected material changes in the mix and relative cost of such resources. See Item 303(a)(2)(ii) of Regulation S-K.

Response:

The Company has revised the filing per your comment.

Management. page 22

Directors and Executive Officers. page 22

14.	Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K.

Response:

The Company has revised the Director and Executive Officers section to better identify the business experience of each of its directors and officers over the past five years.

15.
Please clarify why you have listed Messrs. Cohn, Lazauskus and Cosman in your director and executive officer table as only directors, yet list them in the discussion following the table as executive officers as well. Additionally, please explain why you have listed both Messrs. Moskowitz and Lazauskus as ‘President”.

Response:

The Company has revised this section to accurately identify each individual’s capacity. Specifically, Messrs. Cohn, Lazauskus and Cosman each serve solely as directors of the Company and hold no executive officer positions.

Other

Your financial statements currently appear after Part II of the filing. Please revise so that the financial statements required as part of the prospectus are presented prior to Part II of the filing. Be advised that the Part II information supplements the information in Part I and should not be part of the prospectus.

Response:

The Company has revised its disclosure to present its financial statements prior to Part II of the filing.

Undertakings, pane 28

16.	Please revise your undertaking to conform to Item 512(a)(1)(iii) of Regulation S-K.

Response:

The Company has revised its disclosure to conform its undertakings to Item 512(a)(1)(iii) of Regulation S-K.

Signatures

17.
Please note that the registration statement must be signed by your principal financial officer. Your next amendment should identify who is signing in the capacity of the principal financial officer. This is a separate signature requirement from that relating to the “principal accounting officer” whose signature you have provided.

Response:

The Company has revised its disclosure to indicate that Steven Y. Moskowitz is signing in the capacity of Principal Financial Officer.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,
/s/ Richard A. Friedman
Richard A. Friedman

cc: Mr. Steven Y. Moskowitz,
Chief Executive Officer

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:	Vanity Events Holding, Inc.
FORM TYPE:	COUPDAT	NUMBER OF DOCUMENTS:	1
RECEIVED DATE:	10-Jul-2008 14:57	ACCEPTED DATE:	10-Jul-2008
15:52
TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001393935-08-000001

FILE NUMBER(S):
   1. None.

THE PASSWORD FOR LOGIN CIK 0001393935 WILL EXPIRE 20-Mar-2008 13:21.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1.	CIK:	0001393935
	COMPANY:	Vanity Events Holding, Inc.
	FORM TYPE:
	COUPDAT
	FILE NUMBER(S):
         1. None.

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